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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELM CAPITAL USA LIMITED

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7TH FLOOR, SOUTHWEST HOUSE, 11A REGENT STREET, ST JAMES
(No. and Street)

London	UK	SW1Y 4LR
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPA LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, STE 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ETIENNE DESHORMES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELM CAPITAL USA LIMITED, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VMA SOLICITORS

Signature

CEO/CCO

Title

March 4, 2019

KRISHAN KERAI

~~Notary Public~~ COMMISSIONER FOR OATH

Krishan Kerai
VMA SOLICITORS
Rex House, 4-12 Regent Street,
St James's, London, SW1Y 4PE
United Kingdom

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elm Capital USA Limited

Financial Statements

For the Year Ended December 31, 2018

Contents

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Member of
Elm Capital USA Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elm Capital USA Limited as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elm Capital USA Limited, as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elm Capital USA Limited's management. Our responsibility is to express an opinion on Elm Capital USA Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elm Capital USA Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Elm Capital USA Limited's financial statements. The supplemental information is the responsibility of Elm Capital USA Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as Elm Capital USA Limited's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 20, 2019

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Elm Capital USA Limited
Statement of Financial Condition
December 31, 2018

Assets

Cash & cash equivalents	$	97,532
Accounts Receivable		538,924
Prepaid expenses		5,200
Total Assets	$	641,656

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	51,134
Total liabilities		51,134
Member's equity		590,522
Total Liabilities and Member's Equity	$	641,656

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Elm Capital USA Limited
Statement of Operations
For the year ended December 31, 2018

Revenues:	
Fee Income (related party)	$ 538,918
Fee Income	30,844
Total Operating revenue	569,762
Expenses:	
Employee compensation and benefits (related party)	313,521
Regulatory fees	5,061
Occupancy and equipment rental (related party)	11,330
Other Expenses	12,757
Travel	7,028
Professional fees	39,798
Total Operating expenses	389,495
Other Income:	
Gain/(Loss) Exchange rate	(10,172)
Interest Income	36
Total Other Income	(10,136)
Net income before Income taxes	170,131
Provision for income tax (foreign)	34,377
Net Income	$ 135,754

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Elm Capital USA Limited
Statement Of Changes In Member's Equity
For the year ended December 31, 2018

Beginning Member's equity	$ 662,867
Net income	135,754
Dividend Payments	(208,099)
Member's equity, December 31, 2018	$ 590,522

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Elm Capital USA Limited
Statement Of Cash Flows
For the year ended December 31, 2018

Cash flows from operating activites:	
Net income	$ 135,754
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Accounts Receivable	109,246
Prepaid expenses	218
Increase (decrease) in:	
Accounts payable and accrued expenses	14,610
Net cash provided by operating activities	259,828
Cash flows from financing activites:	
Dividend payment	(208,099)
Net cash (used) by financing activities	(208,099)
Net increase in cash	51,729
Cash, beginning	45,803
Cash, ending	$ 97,532
Cash paid during the year for:	
Interest	$ -
Taxes	$ 23,879

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Elm Capital USA Limited
Notes to Financial Statements
For the Year Ended December 31, 2018

1. NATURE OF BUSINESS

Elm Capital USA Limited (the company) is a United Kingdom private limited company incorporated on May 20, 2010. The Company advises private equity funds and private equity advisors. It specializes in advising General Partners in fundraising and provides advisory services for the secondary sales of private equity funds, companies portfolio of funds and portfolio of companies. The Company operates in the United States of America as a member of FINRA, which they became on January 28, 2011. They are also an appointed representative of Elm Capital Associates Ltd (a UK limited company) in the UK.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

There is a provision for income taxes. The Company will file income tax returns in the United Kingdom. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the company assess the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principals generally accepted in the U.S. (GAAP) on the accrual basis of accounting.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts in the United Kingdom. The company has not experienced any losses in such accounts.

3. CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $42,335 at December 31, 2018, which exceeds required net capital of $5,000 by $37,335. The ratio of aggregate indebtedness to net capital at December 31, 2018 was 1.21 to 1.0.

5. REVENUE RECOGNITION POLICY

The Company recognizes revenue when an agreement is signed between two parties of a deal or when a fund or deal closes.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Febraury 20, 2019, the date on which the financial statements were available to be issued.

7. CONCENTRATIONS IN SALES

In 2018, two clients accounted for 100% of total revenues.

8. RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Elm Capital Associates Limited. These expenses are rent, office expenses, other general and administrative expenses and salaries. For the year to date December 31, 2018, $332,075 of shared expenses were incurred and offset against prior receivables from the affiliate. At December 31, 2018 the Company owed it's affiliate $0.

Elm Capital USA Ltd (the Company) and Elm Capital Associates Ltd are both entirely owned by Elm Capital Holding Ltd. As of December 31, 2018, Etienne Deshormes beneficially owned 87% of Elm Capital Holding Ltd.

For the year ended December 31, 2018 $535,172 of the fee income was earned from Elm Capital Associates Ltd. The company had outstanding accounts receivable of which $538,918 was due from Elm Capital Associates LTD.

9. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

10. INCOME TAXES

The components of current income tax expense for the year ended December 31, 2018 is as follows:

	2018
Foreign (UK)	$34,377

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's financial instruments are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

12. FOREIGN CURRENCY CONVERSION

Transactions are converted into U.S. dollars on the transaction date. Foreign exchange gain or loss is recorded on the date the revenue is received and expenses are paid. Certain balance sheet accounts were converted as of December 31, 2018.

13. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between an affiliate (Elm Capital Associates Limited) and the Company for rent, other general and administrative costs and salaries. The Company is responsible for paying ordinary and necessary costs of a broker dealer including legal and audit fees, FINRA and state registration fees, SIPC, insurance, bonding premiums, employee commissions or variable compensation.

14. COMMITMENTS & CONTINGENCIES

The firm has no commitments or contingencies at December 31, 2018.

14. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i).

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2018.

SUPPLEMENTARY INFORMATION

Elm Capital USA Limited
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2018

Member's equity	$ 590,522
Non-allowable assets:	
Accounts Receivable	538,924
Prepaid expenses	5,200
Net capital before haircuts	46,398
Haircuts on securities	-
Haircuts on Foreign Currency	4,063
Net capital	42,335
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $51,134 or $5,000	5,000
Excess net capital	$ 37,335
Ratio of aggregate indebtedness to net capital	1.21 to 1
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 51,134
Total aggregate indebtedness	$ 51,134

There are no material differences between the computation of net capital presented above and thecomputation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2018.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm (required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3)

To: Member of
Elm Capital USA Limited

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Elm Capital USA Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elm Capital USA Limited claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) (exemption provisions) and (2) Elm Capital USA Limited stated that Elm Capital USA Limited met the identified exemption provisions throughout the most recent period from January 1, 2018 to December 31, 2018, without exception. Elm Capital USA Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elm Capital USA Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
February 20, 2019

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Elm Capital USA Limited
Southwest House, 11A Regent Street, London, SW1Y 4LR
Tel: +44 (0) 207 901 8940
Fax: +44 (0) 207 901 8949

Assertions Regarding Exemption Provisions

We, as members of management of Elm Capital USA Limited ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2018 to December 31, 2018.

Elm Capital USA Limited

By: Etienne DESHORMES

Etienne Deshormes, CEO

11th February 2019

Cree Alessandri & Strauss
Certified Public Accountants LLC

Independent Registered Public Accounting Firm Report on Agreed-Upon Procedures on schedule of assessments and payments (Form SIPC 7)

To the Member's of
Elm Capital USA Limited

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Elm Capital USA Limited and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Elm Capital USA Limited for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Elm Capital USA Limited compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Elm Capital USA Limited's management is responsible for the Elm Capital USA Limited's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri & Strauss

Cree Alessandri & Strauss CPAs LLC
February 20, 2019

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Elm Capital USA Limited
Schedule of SIPC Assessments And Payments
From January 1, 2018 To December 31, 2018

	Date Paid	Payment	Annual Assessment Per Report
SIPIC-6 General assessment for January 1, 2018 to June 30, 2018		$ -	$ -
SIPIC-7 General Assessment Reconciliation for July 1, 2018 to December 31, 2018	1/25/2019	855	855
		$ 855	$ 855